Exhibit 99.1

QUARTERLY REPORT
(From January 1, 2010 to March 31, 2010)
THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT
(From January 1, 2010 to March 31, 2010)
To: Financial Services Commission and Korea Stock Exchange

Choi, Jong-Tae
President and Representative Director
POSCO
1 Koedong-dong, Pohang-si, Kyongsangbuk-do, Korea
Telephone: +82-54-220-0114

Young-Hoon Lee
Senior Vice President
POSCO
Telephone: +82-2-3457-0114

TABLE OF CONTENTS

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates
Attachment: Independent Accountants’ Review Report

I. OVERVIEW

1.	Scope of Business
A.	POSCO (the “Company”)

Business		Note
a.	Production and sale of crude steel and stainless steel (STS) products
b.	Port/harbor loading/unloading, warehousing, packaging	No engagement in this business during the first quarter of 2010
c.	Management of professional athletic organizations
d.	Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses
e.	Real property lease business
f.	Public energy services and distribution system
g.	Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
h.	Educational services and other incidental services
i.	Production and sale of non-ferrous metals
j.	Other businesses incidental or related, directly or indirectly, to the foregoing businesses.
B.	POSCO Business Group
(1)	Name of Business Group: POSCO

(2)	Companies Belonging to Large Business Groups
POSCO, POSCO Coated and Color Steel Co., Ltd., POSCO ICT Co., Ltd., POSCO CHEMTECH Co., Ltd, Samjung Packing and Aluminum Co., Ltd., POSCO E&C Co., Ltd., Seung Kwang Co., Ltd., POS-AC Co., Ltd., POSCO Research Institute, Posteel Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO Terminal Co., Ltd., POSTECH Venture Capital Corp., Metapolis Co., Ltd., Posmate Co., Ltd., POSCO Power Corp., SNNC Co., Ltd., PHP Co., Ltd., POSBRO Inc., Suwon Green Environment, POSCORE Co., Ltd., POSWITH Co., Ltd., Uitrans Co. Ltd., PNR Co., Ltd., Pohang Fuel Cell Power Co., Ltd., RISTec-Biz Co., Ltd., Cheongna IBT Co., Ltd., Mega-Asset Co., Ltd., Daewoo Engineering Company, Basys Industry Co., Ltd., Pohang Steel Fabrication Center, Universal Studios Resort Development Corporation, POSCALCIUM Co., Ltd., DAKOS, Universal Studios Resort Asset Management Corporation, eNtoB Corporation, Medical Materials Co., Ltd., POSCO AST Co., Ltd., Daimyung Technology Metal Service, POSCO E&E, POMIC Co., Ltd., POS Himetal, POSFINE, POSECOHOUSING Co., LTD., Mapo Hibroad Parking Co., Ltd., Gwangyang Steel Fabrication Center, POSPLATE Co., LTD.

●	Changes in companies belonging to large business groups before March 31, 2010
—	Exclusion of subsidiary: POSCO Machinery Co. Ltd. (January 26, 2010)

—	Exclusion of subsidiary: POSCON Co., Ltd. (February 23, 2010)

—	Addition of subsidiary: POSECOHOUSING Co., LTD. (February 1, 2010)

—	Addition of subsidiary: POSCALCIUM Co., LTD. (February 1, 2010)

—	Addition of subsidiary: DAKOS (February 1, 2010)

—	Addition of subsidiary: Mapo Hibroad Parking Co., LTD. (February 1, 2010)

—	Addition of subsidiary: Gwangyang Steel Fabrication Center (March 2, 2010)

—	Addition of subsidiary: POSPLATE (March 2, 2010)
●	Changes in companies belonging to large business groups after March 31, 2010
—	Exclusion of subsidiary: Universal Studios Resort Development Corporation (April 1, 2010)

—	Addition of subsidiary: Pure Gimpo Co., Ltd. (April 1, 2010)

—	Addition of subsidiary: PLANT EST Co., Ltd. (May 3, 2009)
(3)	Related laws and regulations
—	The Korea Fair Trade Commission has designated POSCO as a Business Group subject to limitations on Cross-Shareholding and Debt Guarantee for Affiliates pursuant to the Monopoly Regulation and Fair Trade Act.
Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)

2.	Business Organization
A.	Highlights of the Company’s Business Organization

Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang-si, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang-si, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

•	Principal Executive Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates eight offices overseas (including Indonesia (Jakarta), United Arab Emirates (Dubai), Czech Republic (Prague), European Union, Brazil (Rio de Janeiro), Mexico (Cuauhtemoc), Russia (Moscow) and Vietnam (Hanoi)) for the purpose of supporting international business.
(d)	Composition of Board of Directors (as of February 26, 2010)
•	Standing Directors
—	Terms of office for Yoon, Seok-Man, Lee, Dong-Hee, Hur, Nam-Suk, Chung, Keel-Sou expired on February 26, 2010

—	New members : Park, Han-Yong, Oh Chang-Kwan, Kim, Jin Il
•	Outside Directors
—	Terms of office for Jeffrey D. Jones expired on February 26, 2010
•	Representative Directors
—	Prior to February 26, 2010: Chung, Joon-Yang, Lee, Dong-Hee, Choi, Jong-Tae

—	As of February 26, 2010: Chung, Joon-Yang, Choi, Jong-Tae
(e)	Largest Shareholder
—	National Pension Corporation is the largest shareholder

—	Date of Disclosure: January 30, 2007
(for further reference please refer to the public disclosure regarding the change of the largest shareholder on Jan 30 2007, Jul 27 2007, Jan 29 2008, Jul 25 2008, Jan 21 2009, Mar 2 2009, Jul 22 2009, Oct 9 2009 and Jan 26 2010)
B.	Major Changes in Production Facilities
—	There were no material changes before March 31, 2010.

3.	Equity Capital
A.	New Issuance of Registered Form Common Stock
☐	No new issuance of registered form Common Stock in the last five years.
B.	Convertible Bonds
     [None]
C.	Bonds with Warrant
     [None]

4.	Other information regarding Shares
A.	Total Number of Shares
(As of March 31, 2010)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835

☐	Par value: Won 5,000 per share
B.	Treasury Stock Holding and Cancellation
(1)	Treasury Stock Holding and Cancellation
(As of March 31, 2010)

Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,792,072	—	—	—	7,792,072
Special Money Trust		2,361,885	—	—	—	2,361,885
Total		10,153,957	—	—	—	10,153,957

*	Beginning balance: as of Dec 31, 2009

(2)	Treasury Stock purchased under the Special Money Trust Contract

				(Unit: Won)
Items	Beginning	Increased	Decreased	Balance
Special Money Trust	822,166,636,757	—	—	822,166,636,757

*	Beginning balance: Renewed contract amount of treasury stock special money trust as of May 12, 2009

*	The initial amount of treasury stock special money trust contract: KRW 550 billion

●	Changes in treasury stock special money trust contract after March 31, 2010

: Renewal of treasury stock special money trust contract

— Hana Bank, Shinhan Bank, Daegu Bank, National Agricultural Cooperative Federation (NACF)

— Renewed contract period from May 12, 2010 until May 11, 2013

— Renewed contract amount: KRW 822.9 billion
C.	Voting Rights

		(As of September 30, 2009)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	10,157,957	10,153,957: Treasury Stock 4,000: Shares in mutual ownership
3. Shares with voting rights	77,028,878
D.	Earnings and Dividend

(Unit: Million Won)
	2010
	(’10.1.1 ~ ’10.3.31)	2009	2008
Net Profit	1,437,235	3,172,264	4,446,933
EPS (Won)	18,657	41,380	58,905
Cash Dividend Paid	—	615,569	762,760
Pay-out Ratio	—	19.4	17.2%
Dividend per share (Won)	—	8,000	10,000
Dividend Yield	—	1.31%	2.62%

*	Dividend per share includes an interim dividend.

*	Dividend paid of the 2009 Fiscal Year

— The interim Dividend: KRW 114,855 million

— The end of term Dividend: KRW 500,714 million
II. BUSINESS

1.	Current Situation of POSCO
(1)	Domestic Market Share

(Unit: Million Tons, %)
	2010
	(’10.1.1 ~ ’10.3.31)		2009		2008
Category	Production	Production	Production	Production	Production	Market share
Crude steel production	13.2	100	48.5	100	53.3	100
POSCO	8.2	62	29.5	61	33.1	62
Others	5.0	38	19.0	39	20.2	38

●	Source: Korea Iron and Steel Association
(2)	Characteristics of the Steel Market
     — The steel industry supplies materials to major industries, including the automobile, shipbuilding, electronics appliance industries and construction industries.
     — Domestic sales represent 66% and overseas sales represent 34% of our total sales volume (major overseas markets include China, Japan and southeast Asian countries).
     — The company also maintains a made-to-order supply system and 70% of domestic sales are direct business based on actual demand to secure stable operation.
(3)	Current Situation and Prospect of New Businesses
     ¡ Establishment of Steelworks in India
     — Established POSCO-India Private Limited (’05.8)
     — POSCO entered into a Memorandum of Understanding with the government of Orissa on June 22, 2005 to construct an integrated steelworks with an annual production capacity of 12million tons and to develop iron ore captive mines.
     [Development of iron ore captive mines]
     — Filed three Mining Prospecting License applications with the state government of Orissa (’05.9)
     — State government of Orissa recommended approval of the Khandadhar Mining Prospecting License to the central government of India (’06.12)
     — Central government of India denied the Khandadhar Mining Prospecting License and remanded to the state government of Orissa (’07.7)
     — State government of Orissa resubmitted recommendation for approval of Khandadhar Mining

     Prospecting License to the central government of India (’09.1)
     — Awaiting decision regarding legitimacy of the recommendation by the state government for the grant of Mining Prospecting License.(’10.4)
     [Establishment of Steelworks]
     — Obtained central government’s approval of environment impact assessment for port construction (`07.5)
     — Obtained central government’s approval of environment impact assessment for steel mill construction (`07.7)
     — Obtained stage one clearance for 2,959 acres of forest land from the Indian Supreme Court (’08.8)
     — Acquired approximately 509 acres of land for the construction of a steel mill and a port (’09.4)
     — Obtained approval from the Central Government for the deforestation of the steel mill construction site (’09.12)
     — Acquiring 2,959 acres of national land for the construction of a steel mill has been in progress (’10.3)
¡ Establishment of Steelworks in Indonesia
     — Entered into a memorandum of agreement with PT Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia.
     — Planned to enter into a joint venture agreement in the first half of 2010.
     — The first phase of construction for the establishment of a steel mill with an annual production capacity of 3 million tons of steel products is expected to commence in 2011 and to be completed in 2013.
¡ Establishment of POSCO Maharashtra Steel Private Limited Continuous Galvanizing Line
     — Construction started (’10.3)
     — Purpose of Investment: to establish a Continuous Galvanizing Line with a production capacity of 450 thousand tons per year for expansion of car plate sales in Pune, Delhi and Chennai.

2.	Key Products and Raw Materials
A.	Current Situation of Key Products

(Unit : Hundred Million Won)
Business area	Source of sales	Items	Specific utility	Key brand	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	27,882 (40%)

		Cold rolled products	Automobiles, electronic appliances, etc.		29,691 (43%)

		STS	Silverware, steel pipes, etc.		10,792 (15%)

	Others	Slag	Raw material for cement, etc.		1,182 ( 2%)
	sales discount				-52 (-0%)

Total					69,495 (100%)

B.	Price Trends of Key Products

(Unit: Thousand Won/Ton )
	2010
Items	(’10.1.1 ~ ’10.3.31)	2009	2008
Hot-rolled Product (HR)	758	799	840
Cold-rolled Product (CR)	877	925	927
(1)	Criteria for Calculation
•	Product items and objects for calculation: Unit prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight.
(2)	Factors of Price Fluctuations
•	Cutting down domestic product price in May 2009 according to expected decrease in global steel price and raw material prices.
●	Changes after March 31, 2010
—	Increased domestic product price 9.8~25% in May 2010 according to trend of rising raw material prices and the import price of steel.
C.	Current Situation of Major Raw Materials

(Unit: Hundred Million Won)
Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	10,269 (30.5%)	BHP Billiton of Australia, Rio Tinto, VALE of Brazil

(Unit: Hundred Million Won)
				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
		Coal	Coking coal: Heat	8,765	Anglo of Australia,
			source for blast	(26.0%)	Rio Tinto,
			furnaces		Teck of Canada

			Smokeless coal:
			Sintering fuel

		STS	Key materials for	6,923	Nickel, Fe-Cr,
		materials	STS production	(20.6%)	STS scrap iron, etc.

		Other minerals	Sub-materials for iron-making, steelmaking	7,704 (22.9%)	Iron material, Alloy iron, non-ferrous metal, limestone, etc.

Total				33,661
D.	Price Trends of Key Materials

(Unit: Thousand Won/Ton)
	2010
Category	(’10.1.1 ~ ’10.3.31)	2009	2008
Iron ore	67	75	101
Coal	149	166	327
Scrap iron	445	394	509
Nickel	22,985	18,873	22,994
☐	Key Factors in Price Fluctuations
A.	Iron ore

	2008	2009	1Q 2010
Trend of international benchmark price (FOB):	U$86.8/ton	U$58.2/ton	U$58.2/ton

—	Iron ore (FOB): based on Australian Fine contractual price (Fe 60%)

B.	Coal

	2008	2009	1Q 2010
Trend of international benchmark price (FOB):	U$300/ton	U$129/ton	U$129/ton

—	Coal (FOB): based on Australian Premium Hard Coking Coal price
C.	Scrap iron

	2008	2009	1Q 2010
Trend of purchase price (CFR):	U$462/ton	U$307/ton	U$378/ton

—	Scrap iron (CFR)
D.	Nickel

	2008	2009	1Q 2010
Trend of	U$9.58/lb	U$6.65/lb	U$9.05/lb
LME Cash price:	U$21,111/ton	U$14,655/ton	U$19,959/ton

☐	LME: London Metal Exchange

3.	Production and Facilities
A.	Production Capacity

(Unit: Thousand Ton)
	2010
Items	(’10.1.1 ~ ’10.3.31)	2009	2008
Pohang Works	3,750	15,000	15,000
Gwangyang Works	4,500	18,000	18,000
Total	8,250	33,000	33,000

●	Production capacity of 1st quarter in 2010 is conversion of year amount into a quarter amount.

B.	Production and Capacity Utilization Rate
(1)	Production

(Unit: Thousand Ton)
		2010
Items		(’10.1.1 ~ ’10.3.31)	2009	2008
Crude Steel	Pohang	3,611	14,344	14,936
	Gwangyang	4,617	15,186	18,200
Subtotal		8,228	29,530	33,136
Hot-Rolled Products	Pohang	826	3,107	3,331
	Gwangyang	1,077	4,968	5,236
Plate	Pohang	1,096	4,486	4,738
Wire Rod	Pohang	507	1,950	2,027
P O	Gwangyang	593	1,664	2,406
Cold Rolled Products	Pohang	392	1,586	1,739
	Gwangyang	1,116	3,947	4,487
Coated Steel	Pohang	106	357	304
	Gwangyang	972	2,787	4,022
Electrical Steel	Pohang	252	849	940
STS	Pohang	418	1,348	1,347
Others	Pohang	87	360	521
	Gwangyang	252	834	739
Total Products		7,694	28,243	31,837
Pohang		3,684	14,043	14,947
Gwangyang		4,010	14,200	16,890
(2)	Capacity Utilization Rate in terms of crude steel production (Jan 1, 2010 ~ Mar 31, 2010)

(Unit: Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	3,750	3,611	96.3%
Gwangyang Works	4,500	4,617	102.6%
Total	8,250	8,228	99.7%

—	Utilization Rate = Production/ Production Capacity.

C.	Production Facilities
(1)	Book Value of Fixed Assets

(Unit: Million Won)
		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	444,870	—	4,405	—	440,465
	Building	1,175,768	17,365	10	22,239	1,170,884
	Structures	812,779	4,472	536	14,884	801,831
	Machinery and Equipment	4,586,813	75,814	3,047	252,531	4,407,049
	Vehicles	12,552	39	—	1,617	10,974
	Tools and Fixtures	9,291	330	—	1,049	8,572
	Furniture and Others	32,259	4,581	1	2,745	34,094
	Financial Lease Assets	9,555	—	—	159	9,396
Gwangyang	Land	516,999	16	—	—	517,015
	Building	822,742	5,627	19	22,606	805,744
	Structures	667,141	8,933	—	15,322	660,752
	Machinery and Equipment	3,683,619	59,989	31	193,900	3,549,677
	Vehicles	4,251	280	—	489	4,042
	Tools and Fixtures	7,446	4	—	976	6,474
	Furniture and Others	17,798	704	—	1,621	16,881
(2)	Major Capital Expenditures
(a)	Investments under construction

(Unit : Hundred Million Won)
				Invested	Amount
			Total	Amount	to be
Items	Date	Project	Investment	(2010. 1Q)	invested
Expansion	’08.09~’11.12	G) Installation of 5th sintering mill and 5th coking mill	19,868	6,388(1,768)	13,480
	’08.08~’10.07	G) Capacity expansion of plate production	17,910	16,636(2,746)	1,274
	’08.08~’10.09	P) Construction of new steelmaking plant	13,967	11,925(1,930)	2,042
	’08.10~’16.09	P, G) Capacity expansion of treatment of raw materials	8,091	873(156)	7,218
Renovation /Replacement	’08.10~’11.3	P) Renovation of 4th furnace	4,411	1,731(287)	2,680
	’09.09~’10.10	P) Installation of grained coal re-rolling drum	1,600	650(166)	950
Others			31,119	4,826(1,035)	26,293
Total			96,966	43,029(8,088)	53,937

●	Equity Investment not included

(b)	Planned investments
(Unit : Hundred Million Won)

		Planned investments
Location	Project	2010	2011	2012
Pohang	Expansion, Renovation and Replacement of Existing Facilities	16,801	20,938	24,614
	Sub-total	16,801	20,938	24,614
Gwangyang	Expansion, Renovation and Replacement of Existing Facilities	22,285	17,624	17,335
	Sub-total	22,285	17,624	17,335
	Total	39,086	38,562	41,949

●	Equity Investment not included

4.	Sales
Steel Product Sales
(Unit: Hundred Million Won)

		2010	2009	2009
Items		(’10.1.1~’10.3.31)	(’09.1.1~’09.3.31)	(’09.1.1~’09.12.31)
Hot-Rolled Products	Domestic	22,490	26,734	96,581
	Export	5,392	7,192	28,525
	Total	27,882	33,926	125,106
Cold-Rolled Products	Domestic	16,334	12,064	55,426
	Export	13,357	11,452	50,111
	Total	29,691	23,516	105,537
Stainless Steel	Domestic	6,197	3,546	19,047
	Export	4,595	2,884	15,813
	Total	10,792	6,430	34,860
Others	Domestic	1,175	921	4,251
	Export	7	21	47
	Total	1,182	942	4,298

(Unit: Hundred Million Won)

		2010	2009	2009
Items		(’10.1.1~’10.3.31)	(’09.1.1~’09.3.31)	(’09.1.1~’09.12.31)
Subtotal	Domestic	46,196	43,265	175,305
	Export	23,351	21,549	94,496
	Total	69,547	64,814	269,801
Discount		-52	-101	-262
Total		69,495	64,713	269,539

5.	Derivatives
¡	Derivative valuation loss of Exchangeable Notes exchangeable into ADRs of SK Telecom issued on August 19, 2008: KRW 3,717 million

6.	Significant Contracts

Contract	Date	Remarks
Joint-Venture with Nippon Steel Corporation	’09.1	Made a joint-venture contract whereby NSC will gain a 15 percent stake (US$ 37.2 million) in POSCO-Vietnam by purchasing its newly issued shares

Production of High-Quality FeMn	’09.7	POSCO and Dongbu Metal Co., Ltd. entered into an agreement to establish a joint-venture firm, for the production of melted high-quality FeMn to be used in the manufacture of high grade Mn steel for automobiles parts and plates. Upon completion of the transaction, POSCO would acquire a 65 percent stake in joint-venture firm.

Acquisition of Taihan ST Co., Ltd.	’09.7	POSCO purchased and acquired 65.1% of all issued and outstanding shares of Taihan ST Co., Ltd. priced at KRW 60 billion to strengthen its competitiveness in the stainless steel market.

Acquisition of Asia Stainless Corporation	’09.7	In order to strengthen its competitiveness in the global stainless steel industry, POSCO purchased and acquired 90 percent of all issued and outstanding shares of Asia Stainless Corporation, a Vietnamese corporation.

Equity Swap with Kookmin Bank	’09.10	POSCO to purchase 4,084,967 shares of KB Financial Group’s stock (1.15 percent of KB Financial Group’s outstanding shares) worth KRW 250.0 billion

Kookmin Bank to purchase 462,962 shares of POSCO Treasury Stocks (0.53 percent of POSCO’s outstanding shares) worth KRW 250.0 billion

Cooperation Agreement with Roy Hill Holdings Pty. Ltd.	’10.1	POSCO and Roy Hill Holdings Pty. Ltd. (thereafter “Company”) entered into a Cooperation Agreement under which POSCO shall acquire conversion right of the Company constituting 3.75% of the total issued and outstanding shares of the Company. Upon satisfactory completion of the project feasibility study, POSCO will acquire and own a total of 15% of the total issued and outstanding shares of the Company, including exercise of 3.75% equity conversion right.

Contract	Date	Remarks
Shares purchase agreement for acquiring SUNG JIN GEOTEC Co., Ltd.	’10.3	POSCO has entered into a shares purchase agreement to acquire 12,345,110 shares of SUNG JIN GEOTEC Co., Ltd. (40.4% stake in the SUNG JIN GEOTEC Co., Ltd.’s outstanding shares) worth KRW 159,251,919,000. The shares purchase agreement will be effective based on resolution of Board of Directors of POSCO and approval for mergers and acquisitions of Fair Trade Commission.

●	Please refer to Form 6-K for additional information

7.	Research and Development
A.	Research and Development (R&D) Organization

	Organization	Staff
In-house	Technology Development Department	79
	Productivity Research Center	63
	Environment and Energy Department	21
	Technical Research Laboratories	831

Independent	Research Institute of Industrial Science and Technology	423
	POSTECH	1,197
B.	R&D Expenses
(Unit: Million Won)

	2010
	(’10.1.1 ~ ’10.3.31)	2009	2008	2007
Raw Materials	20,963	115,500	93,016	49,552
Labor cost	14,474	44,557	54,242	38,635
Depreciation	9,171	36,385	35,879	32,822
Subcontract	55,274	150,238	151,553	96,200
Other Expense	26,209	107,718	108,037	104,425
Total	126,091	454,398	442,727	321,634
(R&D/Sales Ratio)*100	1.81%	1.69%	1.44%	1.45%

III. Financial Statements
1.	Unconsolidated Financial Statements
A.	Summary for the Fiscal Years 2006 through 2010
(Unit: million won)

	2010
	(’10.1.1
Item	~ ’10.3.31)	2009	2008	2007	2006
Current Assets	13,584,756	12,918,064	13,693,225	8,767,894	7,870,885
Quick Assets	10,187,077	9,921,738	7,277,624	5,546,615	5,136,181
Inventories	3,397,679	2,996,326	6,415,601	3,221,279	2,734,704
Fixed Assets	27,582,194	27,074,701	23,340,229	21,724,904	18,491,988
Investments Assets	10,310,809	10,212,391	8,632,612	8,165,314	5,658,395
Tangible Assets	17,062,194	16,645,594	14,465,918	13,201,649	12,466,116
Intangible Assets	145,813	151,829	170,095	211,975	229,418
Other Fixed Assets	63,377	64,887	71,604	145,966	138,059
Total Assets	41,166,950	39,992,765	37,033,454	30,492,798	26,362,873
Current Liabilities	3,081,504	2,685,842	4,283,199	2,811,807	1,746,904
Fixed Liabilities	6,157,801	6,355,632	4,966,598	3,177,759	2,824,311
Total Liabilities	9,239,305	9,041,474	9,249,797	5,989,566	4,571,215
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,427,541	4,404,069	4,291,355	4,128,839	3,937,056
Capital Adjustments	-2,403,263	Δ2,403,263	Δ2,502,014	Δ2,715,964	Δ1,670,690
Accumulated Other Comprehensive Income	541,185	524,825	51,790	839,727	298,995
Retained Earnings	28,879,779	27,943,257	25,460,123	21,768,227	18,743,894

(Unit: million won)

	2010
	(’10.1.1
Item	~ ’10.3.31)	2009	2008	2007	2006
Total Shareholders’ Equity	31,927,645	30,951,291	27,783,657	24,503,232	21,791,658
Sales	6,949,526	26,953,945	30,642,409	22,206,685	20,043,409
Operating Income	1,447,116	3,147,998	6,540,059	4,308,275	3,892,307
Net Income	1,437,235	3,172,264	4,446,933	3,679,431	3,206,605

2.	Items to pay attention for use of Financial Statements
A.	Principles
     (1) The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.
     (2) The Company’s plan and status for applying K-IFRS:
     The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force, and it has analyzed the impact of the adoption of K-IFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the results of its operation to the audit committee and management group periodically.

3.	Unconsolidated Financial Statements
A.	Balance Sheet

Refer to the attached the review report as of March 31, 2010

B.	Income Statements

Refer to the attached the review report as of March 31, 2010

C.	The note in the Financial Statement

Refer to the auditor’s note in financial statement

4.	Consolidated Financial Statements
A.	Summary for the Fiscal Years 2004 through 2008
(Unit: million won)

	2009	2008	2007	2006	2005
Current Assets	20,634,150	22,197,633	14,393,533	12,236,953	11,640,335
Quick Assets	15,481,311	13,535,913	9,491,517	8,218,748	7,847,742
Inventories	5,152,839	8,661,720	4,902,016	4,018,205	3,792,593
Fixed Assets	29,677,598	24,763,649	21,881,230	18,912,120	15,866,975
Investments Assets	6,470,999	5,278,165	5,239,026	3,239,689	2,877,288
Tangible Assets	21,839,785	18,069,099	15,581,765	14,643,120	12,271,710
Intangible Assets	629,969	723,767	570,779	557,082	453,709
Other Fixed Assets	736,845	692,618	489,660	472,229	264,268
Total Assets	50,311,748	46,961,282	36,274,763	31,149,073	27,507,310
Current Liabilities	9,274,818	11,009,393	6,624,615	5,082,295	5,881,563
Fixed Liabilities	9,372,616	7,607,684	4,532,408	3,665,036	1,752,070
Total Liabilities	18,647,434	18,617,077	11,157,023	8,747,331	7,633,633
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,446,032	4,319,083	4,176,592	4,035,273	3,991,409
Capital Adjustments	(-)2,410,668	(-)2,509,081	(-)2,727,147	(-)1,678,229	(-)965,433
Accumulated Other Comprehensive Income	455,470	(-)21,985	784,933	209,754	(-)188,264
Retained Earnings	27,935,726	25,393,246	21,767,302	18,863,333	16,168,892
Minority Interest	755,350	680,539	633,657	489,208	384,670
Total Shareholders’ Equity	31,664,313	28,344,205	25,117,740	22,401,742	19,873,677
Total Sales	36,855,001	41,742,636	31,607,741	25,842,326	26,301,788
Operating Income	3,868,162	7,173,929	4,919,862	4,389,147	6,083,276

(Unit: million won)

	2009	2008	2007	2006	2005
Net Income from Continuing Operations	3,342,311	4,350,103	3,677,964	3,353,082	4,006,993
Net Income	3,242,311	4,350,103	3,677,964	3,353,082	4,006,993
Consolidated Net Profit	3,218,425	4,378,751	3,558,660	3,314,181	4,022,492
Number of Consolidated Companies	81	74	64	53	47
B.	Items to pay attention for use of Financial Statements
(1)	Principles

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C.	Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 2009 Fiscal Year Consolidated Financial Statements as of December 31, 2009

(2)	Consolidated Income Statements

Refer to the 2009 Fiscal Year Consolidated Financial Statements as of December 31, 2009

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES
1.	Overview of Corporate Governance
A.	Board of Directors
(1)	Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors(“Outside Directors”). Our shareholders elect both Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.
     Our board of directors maintains the following six special committees:
—	Director Candidate Recommendation Committee;

—	Evaluation and Compensation Committee;

—	Finance and Operation Committee;

—	Executive Management Committee;

—	Audit Committee; and

—	Insider Trading Committee.

☐	Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Standing Director	Han, Joon-Ho Lee, Young-Sun Lee, Chang Hee Park, Han-Yong
— Evaluation of the qualifications of director candidates and recommendation of Outside Director candidates
— Advance screening for nominating representative director and members of special committee(s)

Evaluation and Compensation Committee	4 Outside Directors	Lee, Young-Sun Ahn, Charles Yoo, Jang-Hee Kim, Byung Ki
— Establish management succession and development plans
— Establish executives evaluation and compensation plan and to take necessary measures to execute such plans
— Pre-deliberate on remuneration and retirement allowance of directors

Finance and Operation Committee	3 Outside Directors 2 Standing Directors	Yoo, Jang-Hee Han, Joon-Ho Kim, Byung Ki Choi, Jong-Tae Kim, Jin-Il
— Oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments evaluating prospective capital-raising activities
— Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
— Deliberation and resolution on financial matters, and on donations between KRW 100 million and 1 billion

Audit Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee	— Audit of corporate accounting and business operations — Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee
— Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts exceeding KRW 10 billion)
— Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts greater than KRW 5 billion but less than 10 billion)

Category	Composition	Directors	Major functions
Executive Management Committee	5 Standing Directors	Chung, Joon-Yang Choi, Jong-Tae Park, Han-Yong Oh, Chang-Kwan Kim, Jin-Il
— Advance deliberation on and approval of in-house investment schemes
— Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
— Deliberation on important subjects regarding working policy, and changes to welfare

(2)	Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
¡	Composition of the Director Candidate Recommendation Committee
—	Effective Date: February 26, 2010

Han, Joon-Ho (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
Lee, Young-Sun (member)	Outside Director	• Outside Directors (3), Standing Director (1): Pursuant to Article 542-8 in the Commercial Law of Republic of Korea
Lee, Chang Hee (member)	Outside Director
Park, Han-Yong (member)	Standing Director
(3)	List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Ahn, Charles	— President and CEO, AhnLab, Inc. — Chair Professor of Korea Advanced Institute of Science and Technology	None

Sun, Wook	— CEO, Nongshim Co., Ltd — Former President and CEO, Samsung Human Resources Development Center	None	Chairman Board of Director

Relation with
majority
Name	Experience	shareholder	Remarks
Park, Sang-Yong	— Professor at Yonsei University — Former President of the Korea Securities Research Institute	None

Yoo, Jang-Hee	— President, East Asian Economic Association, Japan — Former Vice President, External Affairs, Ewha Womans University	None

Han, Joon-Ho	— CEO and Vice Chairman, Samchully Co., Ltd. — Former Chairman and CEO, Korea Electric Power Corporation	None

Lee, Young-Sun	— President of Hallym University. — Former Professor of Yonsei University	None

Kim, Byung Ki	— Former President and Research Fellow, Samsung Economic Research Institute — Former Deputy Minister, Planning and Management Office, Ministry of Finance and Economy	None

Lee, Chang Hee	— Professor of College of Law, Seoul National University — Former International Director, Tax Law Association	None
●	List of key activities of the Board of Directors (Jan 1, 2010 — May 14, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14	1. Approval of Financial Statements for the 42nd Fiscal Year & Convening Schedule of the 42nd Annual General Meeting of Shareholders
		2. Contribution Plan for memorial hall of former President Park, Chung -Hee	All 2 cases Approved

2010-2	Feb. 5	1. Agenda for the 42nd Ordinary General Meeting of Shareholders 2. Fund raising Plan for acquisition of stake in Roy Hill iron ore project 3. Standing Director Candidate Recommendation	All 3 cases Approved

2010-3	Feb. 26	1. Appointment of Chairman of Board of Directors
2. Appointment of Special Committee Members
3. Approval of Designation of Position for Standing Directors
		4. Approval of Designation of Position for Executive Officer	All 4 cases Approved

Session	Date	Agenda	Approval
2010-4	Apr. 23	1. Treasury Stock Special Money Trust Contract Renewal
2. Contribution Plan for POSCO Educational Foundation
3. Investment Plan for POSCO Family Strategic Fund
4. Business Plan for Magnesium Smelting
5. Shares purchase Plan for acquiring SUNG JIN GEOTEC Co., Ltd.
		6. Plan to bid for acquiring Daewoo International Corporation	All 6 cases Approved
¡	Major activities of outside directors on the Board of Directors (Jan 1, 2010 — May 14, 2010)

Session	Date	Number of participating outside directors	Remarks
2010-1	Jan. 14	8
2010-2	Feb. 5	9
2010-3	Feb. 26	8
2010-4	Apr. 23	7
(4)	Composition of committees and their activities

¡	Major activities of Director Candidate Recommendation Committee (Jan 1, 2010 — Feb 26, 2010)

Session	Date	Agenda	Approval
2010-1	Feb. 3	Assessment of Qualifications of Standing Director	—

2010-2	Feb. 26	1. Appointment of Special Committee Members	—
		2. Approval of Designation of Position for Executive Officers	—
		3. Appointment of Positions for Standing Directors	—
¡	Major activities of Evaluation and Compensation Committee (Jan 1, 2010 — Feb 26, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14	Evaluation of ’09 Management Result	—

2010-2	Feb. 5	Set the Limit of ’10 Directors’ Remuneration	—
¡	Major activities of Finance and Operation Committee (Jan 1, 2010 — May 14, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14	1. Contribution Plan for memorial hall of former President Park, Chung —Hee	—
		2. Acquisition Plan of stake in PosChrome (pty) Ltd. from Samsun Corp.	Approved

2010-2	Feb. 5	1. Fund raising Plan for acquisition of stake in Roy Hill iron ore project	—
		2. Contribution Plan for Haiti earthquake emergency relief	Approved

2010-3	Apr. 22	1. Loaned from Funds for the rational use of Energy in 2010	Approved
		2. Contribution to the sinking of Cheonanham	Approved
		3. Business Plan for Magnesium Smelting	—
		4. Shares purchase Plan for acquiring SUNG JIN GEOTEC Co., Ltd.	—
		5. Plan to bid for acquiring Daewoo International Corporation	—
		6. Investment Plan for POSCO Family Strategic Fund	—
¡	Major activities of Insider Trading Committee (Jan 1, 2010 — May 14, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 13	Fair Trading Program Operating Result and Plan	—

2010-2	Apr. 22	1. Fair Trading Program Manager Change	Approved
		2. Contribution Plan for POSCO Educational Foundation	—
¡	Major activities of Executive Management Committee (Jan 1, 2010 — May 14, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 22	1. Rationalization of #1 EGL at Gwangyang Works	Approved
		2. Rationalization of lime calcination plant at Pohang and Gwangyang Works	Approved
		3. Installation of #3,4 Coke Oven PAMS at Pohang Works	Approved

2010-2	Feb. 23	Plan of establishment and management of POSCO South Asia	Approved

2010-3	Apr. 28	1. Establishment of Continuous Galvanizing Line in China	—
		2. Rationalization of equipment at Pohang Works	—
		3. Installation of #1~5 sintering micro powdered ore assembly line	Approved
		4. Extension and renovation of POSCO Family training center	Approved

B.	Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are Park, Sang-Yong (committee chair), Sun, Wook and Lee, Chang-Hee.
     The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with general meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
¡	Composition of the Audit Committee (auditors)

Name	Qualifications	Remarks
Park, Sang-Yong	Satisfies requirements in the articles of incorporation	Chairman

Sun, Wook

Lee, Chang-Hee
¡	Major activities of the audit committee (auditors) (Jan 1, 2010 — May 14, 2010)

Session	Date	Agenda			Approval
		◦	Report Agenda
2010-1	Jan.13		—	Reporting of operations of the Internal Accounting Control System for the 2009 Fiscal Year

Session	Date	Agenda			Approval
			—	Status of the application of K-IFRS
			—	Status of supporting the affiliates regarding tax and Internal Control

2010-2	Feb.4	◦	Deliberation Agendas
			—	Assessment of operations of the Internal Accounting Control System in 2009	Approved
			—	Results of the audit of account for the 2009 Fiscal Year	Approved
		◦	Report Agenda
			—	Overview Results of the audit of account for the 2009 Fiscal Year by External Auditor

2010-3	Feb.26	◦	Deliberation Agenda
			—	Appointment of the chair of the Audit Committee	Approved

2010-4	Apr. 22	◦	Deliberation Agendas
			—	Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved
		◦	Report Agenda
			—	Results of the audit of account for 1Q of the 2010 Fiscal Year
			—	Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2009 Fiscal Year
			—	Results of the audited consolidated financial statements for the 2009 Fiscal Year
			—	Operation plans for Auditing 2010
C.	Voting Rights by Shareholders
(1)	Whether to Adopt the Cumulative Voting System
☐	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
(2)	Whether to Adopt Voting by Mail
☐	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

D.	Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

	Total payment	Ceiling amount approved at
Category	(2009)	shareholders Meeting	Remarks
Standing Director	2,938 million won	7 billion won

Outside Director	64million won

members of the Audit Committee	45 million won

Total	3,047 million won
☐	Payment Period: ’10.1.1 ~’10.3.31

●	Outside Director does not include the members of the Audit Committee
(2)	List of Stock Options Presented to Executives
(As of March 31, 2010)

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Apr. 26, 2003	Seong-Sik Cho	1,921	1,921	—	April 27, 2005	KRW102,900
	Jin-Il, Kim	9,604	9,604	—	~April 26, 2010

Jul. 23, 2004	Ku-Taek Lee	49,000	20,000	29,000	July 24, 2006 ~July 23, 2011	KRW 151,700
	Kyeong-Ryul Ryoo	4,900	4,900	—
	Dong-Jin Kim	7,840	0	7,840
	Young Ju Park	1,862	0	1,862
	Yoon Suk Suh	1,862	1,500	362
	Keel Sou Chung	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Ki Chul Shin	9,800	2,000	7,800
	Byung Ki Jang	9,800	7,800	2,000

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Apr. 28, 2005	Jong Doo Choi	2,000	0	2,000	April 29, 2007 ~April 28, 2012	KRW 194,900
	Nam Suk Hur	2,000	2,000	—
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000

Total		153,989	56,725	97,264

●	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)

POSCO
Non-Consolidated Financial Statements
March 31, 2010
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have reviewed the accompanying non-consolidated statement of financial position of POSCO (the “Company”) as of March 31, 2010, the related non-consolidated statements of income, changes in equity and cash flows for the three-month periods ended March 31, 2010 and 2009. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated statement of financial position as of December 31, 2009, and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated Febrary 8, 2010, expressed an unqualified opinion on those statements. The accompanying non-consolidated statement of financial position as of December 31, 2009, presented for comparative purposes, is not different from that audited by us in all material respects.

The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
Seoul, Korea
May 6, 2010

This report is effective as of May 6, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Statements of Financial Position
As of March 31, 2010 and December 31, 2009
(Unaudited)

(in millions of Won)	2010		2009
Assets
Cash and cash equivalents (note 3)	~~W~~	289,473	626,782
Short-term financial instruments (note 3)		5,893,145	5,581,594
Trading securities (note 6)		430,368	505,811
Current portion of available-for-sale securities (note 7)		—	20,230
Current portion of held-to-maturity securities (note 7)		20,000	20,000
Trade accounts and notes receivable, net of allowance for doubtful accounts (notes 4 and 23)		2,782,468	2,683,909
Inventories (note 5)		3,397,679	2,996,326
Other accounts receivable, net of allowance for doubtful accounts (notes 4 and 23)		203,532	126,942
Deferred income tax assets (note 20)		288,138	286,075
Other current assets (note 11)		279,953	70,395

Total current assets		13,584,756	12,918,064

Property, plant and equipment at cost (note 8)		40,986,389	40,071,426
Less accumulated depreciation		(23,924,195)	(23,425,832)

Property, plant and equipment, net		17,062,194	16,645,594
Investment securities, net (notes 7 and 10)		10,282,367	10,187,813
Intangible assets, net (note 9)		145,813	151,829
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (note 4)		982	1,307
Long-term financial instruments (note 3)		40	40
Other long-term assets, net of allowance for doubtful accounts (note 11)		90,798	88,118

Total non-current assets		27,582,194	27,074,701

Total assets	~~W~~	41,166,950	39,992,765

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Financial Position
As of March 31, 2010 and December 31, 2009
(Unaudited)

(in millions of Won)	2010		2009
Liabilities
Trade accounts payable (note 23)	~~W~~	925,614	739,746
Short-term borrowings (notes 12 and 16)		502,678	430,910
Current portion of long-term debt, net of discount on debentures issued (notes 12 and 13)		300,104	1,065
Accrued expenses		125,958	145,484
Other accounts payable (note 23)		759,410	993,120
Withholdings		45,823	51,075
Income tax payable (note 20)		394,962	290,638
Other current liabilities (note 15)		26,955	33,804

Total current liabilities		3,081,504	2,685,842

Long-term debt, net of current portion and discount on debentures issued (note 10, 13 and 16)		5,359,428	5,681,509
Accrued severance benefits, net (note 14)		243,591	185,187
Deferred income tax liabilities (note 20)		487,694	400,276
Other long-term liabilities (note 17)		67,088	88,660

Total non-current liabilities		6,157,801	6,355,632

Total liabilities		9,239,305	9,041,474

Shareholders’ Equity
Capital stock		482,403	482,403
Capital surplus		4,427,541	4,404,069
Capital adjustments		(2,403,263)	(2,403,263)
Accumulated other comprehensive income		541,185	524,824
Retained earnings		28,879,779	27,943,258

Total shareholders’ equity		31,927,645	30,951,291

Total liabilities and shareholders’ equity	~~W~~	41,166,950	39,992,765

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the three-month periods ended March 31, 2010 and 2009
(Unaudited)

(in millions of Won, except per share amounts)	2010		2009
Sales (notes 23 and 24)	~~W~~	6,949,526	6,471,303
Cost of goods sold (note 25)		5,155,315	5,815,583

Gross profit		1,794,211	655,720
Selling and administrative expenses (note 19)		347,095	282,697

Operating profit		1,447,116	373,023

Non-operating income
Interest income		68,296	43,559
Dividend income		68,258	45,627
Gain on valuation of trading securities		6,403	4,663
Gain on disposal of trading securities		716	10,005
Gain on disposal of investments		783	—
Gain on disposal of property, plant and equipment		1,537	3,650
Gain on valuation of derivatives (note 17)		—	4,120
Gain on foreign currency transactions		75,716	248,804
Gain on foreign currency translation		130,527	63,632
Equity in earnings of equity method accounted investments (note 7)		142,597	252,386
Gain on derivative transactions (note 17)		—	20,342
Gain on disposal of other long-term assets		86	146
Reversal of stock compensation expense (notes 18 and 23)		4,700	1,607
Others		19,542	16,894

		519,161	715,435

Non-operating expenses
Interest expense		69,170	60,838
Other bad debt expense		3	229
Loss on foreign currency transactions		66,671	340,432
Loss on foreign currency translation		5,726	91,586
Donations		4,016	2,002
Loss on disposal of property, plant and equipment		8,133	13,164
Equity in losses of equity method accounted investments (note 7)		87,288	131,695
Loss on valuation of derivatives (note 17)		3,717	—
Loss on derivative transactions (note 17)		—	17,769
Others		9,210	21,785

		253,934	679,500

Income before income taxes		1,712,343	408,958
Income tax expense (note 20)		275,108	84,442

Net income (note 21)	~~W~~	1,437,235	324,516

Basic earnings per share (note 22)	~~W~~	18,657	4,238

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Changes in Equity
For the three-month periods ended March 31, 2010 and 2009
(Unaudited)

	Capital		Capital	Capital	Accumulated Other	Retained
(in millions of Won)	Stock		Surplus	Adjustments	Comprehensive Income	Earnings	Total
Balance as of January 1, 2009	~~W~~	482,403	4,291,355	(2,502,014)	51,790	25,460,123	27,783,657
Year-end dividends		—	—	—	—	(574,274)	(574,274)
Net income		—	—	—	—	324,516	324,516
Changes in capital surplus of equity method accounted investments		—	(10,030)	—	—	—	(10,030)
Gain on valuation of avilable-for-sale securities, net		—	—	—	(127,797)	—	(127,797)
Changes in capital adjustment arising from equity method accounted investments		—	—	—	159,664	—	159,664

Balance as of March 31, 2009	~~W~~	482,403	4,281,325	(2,502,014)	83,657	25,210,365	27,555,736

	Capital		Capital	Capital	Accumulated Other	Retained
(in millions of Won)	Stock		Surplus	Adjustments	Comprehensive Income	Earnings	Total
Balance as of January 1, 2010	~~W~~	482,403	4,404,069	(2,403,263)	524,824	27,943,258	30,951,291
Year-end dividends		—	—	—	—	(500,714)	(500,714)
Net income		—	—	—	—	1,437,235	1,437,235
Changes in capital surplus of equity method accounted investments		—	23,472	—	—	—	23,472
Losses on valuation of avilable-for-sale securities, net		—	—	—	65,794	—	65,794
Changes in capital adjustment arising from equity method accounted investments		—	—	—	(49,433)	—	(49,433)

Balance as of March 31, 2010	~~W~~	482,403	4,427,541	(2,403,263)	541,185	28,879,779	31,927,645

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2010 and 2009
(Unaudited)

(in millions of Won)	2010		2009
Cash flows from operating activities
Net income	~~W~~	1,437,235	324,516
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		539,079	477,839
Accrual of severance benefits		72,497	6,677
Gain on disposal of trading securities		(716)	(10,005)
Gain on valuation of trading securities		(6,403)	(4,663)
Loss on disposal of property, plant and equipment, net		6,596	9,514
Gain on derivative transactions, net		—	(2,573)
Reversal of stock compensation expense		(4,700)	(1,607)
Gains on disposal of investments, net		(737)	—
Loss (gain) on foreign currency translation, net		(125,741)	62,265
Provision for allowance for doubtful accounts, net		(637)	21,304
Loss (gain) on disposal of other long-term assets, net		(86)	116
Other employee benefit		2,600	1,739
Equity in earnings of equity method accounted investments, net		(55,309)	(120,691)
Interest expense		4,596	4,272
Interest income		(31)	(275)
Others, net		4,837	6,470

		435,845	450,382

Changes in operating assets and liabilities
Trade accounts and notes receivable		(100,871)	353,909
Other accounts receivable		(76,795)	55,015
Accrued income		(22,591)	9,221
Prepaid expenses		(51,307)	(42,210)
Inventories		(400,805)	1,087,687
Trade accounts payable		188,430	(349,126)
Other accounts payable		(233,599)	(112,675)
Income tax payable		104,324	(799,973)
Payment of severance benefits		(17,669)	(31,842)
Deferres income tax assets and liabilities		45,638	(197,181)
Deposit for severance benefit trust		3,576	5,620
Other current liabilities		11,274	11,560
Dividends from equity method accounted investments		36,855	32,141
Others, net		(42,408)	3,839

		(555,948)	25,985

Net cash provided by operating activities		1,317,132	800,883

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2010 and 2009
(Unaudited)

(in millions of Won)	2010		2009
Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	2,563,451	1,237,770
Disposal of trading securities		222,562	1,582,692
Disposal of available-for-sale securities		121,129	—
Disposal of property, plant and equipment		1,821	3,886
Disposal of other long-term assets		1,308	6,019
Acquisition of short-term financial instruments		(2,875,002)	(1,798,883)
Acquisition of trading securities		(140,000)	(1,040,000)
Increase in advanced payments		(129,926)	—
Acquisition of available-for-sale securities		(45,401)	(11,908)
Acquisition of equity method accounted investments		(51,880)	—
Acquisition of other long-term assets		(971)	(2,705)
Acquisition of property, plant and equipment		(951,431)	(984,857)
Cost of removal of property, plant and equipment		(4,773)	(10,546)
Acquisition of intangible assets		(1,877)	(4,028)
Others, net		(9,954)	(2,685)

Net cash used in investing activities		(1,300,944)	(1,025,245)

Cash flows from financing activities
Proceeds from short-term borrowings		403,446	560,708
Proceeds from long-term borrowings		87,417	4,109
Proceeds from issuance of debentures		—	1,449,728
Increase of other long-term liabilities		5,661	4,349
Repayment of short-term borrowings		(321,323)	(253,472)
Repayment of current portion of long-term liabilities		(262)	(278)
Payment of cash dividends		(500,714)	(574,274)
Decrease in other long-term liablities		(27,722)	(4,653)

Net cash provided (used) by financing activities		(353,497)	1,186,217

Net increase (decrease) in cash and cash equivalents		(337,309)	961,855

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		626,782	941,687

Cash and cash equivalents at end of the year	~~W~~	289,473	1,903,542

See accompanying notes to non-consolidated financial statements.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.

As of March 31, 2010, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Summary of significant accounting policies

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

The accounting policies were consistently applied for the non-consolidated financial statements both as of and for the three-month period ended March 31, 2010 and as of and for the year ended December 31, 2009.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, short-term and long-term financial instruments as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010		2009
Cash and cash equivalents
Checking accounts	—	~~W~~	1,910	~~W~~	817
Money market deposit accounts	2.30		—		16,800
Money market trust	2.45 ~ 3.00		78,700		228,700
Time deposits	3.20 ~ 3.60		70,000		70,000
Time deposits in foreign currency	0.37 ~ 0.42		138,863		310,465

		~~W~~	289,473	~~W~~	626,782

Short-term financial instruments
Ordinary deposits (*1)	—		12,025		10,667
Time deposits	1.60 ~ 4.70		3,310,000		2,850,000
Certificates of deposit	1.60 ~ 4.80		2,210,000		2,370,000
Repurchase agreement	3.76 ~ 4.44		300,000		290,000
Specified money in trust	—		61,120		60,927

		~~W~~	5,893,145	~~W~~	5,581,594

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	~~W~~	40

(*1)	In relation to projects outsourced to the Company by the Korean government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.
4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Trade accounts and notes receivable	~~W~~	2,793,076	2,695,161
Less: Allowance for doubtful accounts		(10,608)	(11,252)

	~~W~~	2,782,468	2,683,909

Other accounts receivable	~~W~~	214,191	137,560
Less: Allowance for doubtful accounts		(10,659)	(10,618)

	~~W~~	203,532	126,942

Long-term trade accounts and notes receivable	~~W~~	1,462	1,875
Less: Allowance for doubtful accounts		(480)	(568)

	~~W~~	982	1,307

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
5.	Inventories

Inventories as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Finished goods	~~W~~	425,467	344,192
By-products		4,685	4,281
Semi-finished goods		910,527	843,720
Raw materials		714,748	696,492
Fuel and materials		443,559	405,003
Materials-in-transit		898,641	702,807
Others		523	522

		3,398,150	2,997,017
Less: Provision for valuation loss		(471)	(691)

	~~W~~	3,397,679	2,996,326

6.	Trading Securities

Trading securities as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010						2009
	Acqusition		Fair Value		Book Value		Book Value
Beneficiary certificates	~~W~~	420,000	~~W~~	430,368	~~W~~	430,368	~~W~~	505,811

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
7.	Investment Securities

(a) Investment securities as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Available-for-sale securities
Marketable equity securities	~~W~~	3,738,560	3,650,351
Non-marketable equity securities		686,640	767,174
Investments in bonds		4,895	125,125
Equity investments		500	500

		4,430,595	4,543,150
Less: Current portion		—	(20,230)

		4,430,595	4,522,920
Held-to-maturity securities		51,706	51,675
Less: Current portion		(20,000)	(20,000)

		31,706	31,675

Equity method accounted investments		5,820,066	5,633,218

	~~W~~	10,282,367	10,187,813

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
(b) Investments in marketable equity securities as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010								2009
	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value
SK TELECOM CO., LTD. (*1)	4,372,096	5.41	~~W~~	1,222,529	~~W~~	762,941	~~W~~	762,941	~~W~~	743,845
Hana Financial Group Inc.	4,663,776	2.20		29,998		163,465		163,465		153,438
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		1,065,168		1,065,168		1,128,734
HYUNDAI HEAVY INDUSTRIES CO., LTD.	1,477,000	1.94		343,505		350,049		350,049		256,260
HANIL STEEL CO., LTD.	206,798	10.14		2,413		3,505		3,505		2,575
HI STEEL CO., LTD.	135,357	9.95		1,609		2,511		2,511		1,895
MOONBAE STEEL CO., LTD.	1,849,380	9.02		3,588		4,864		4,864		5,419
DONGYANG STEEL PIPE CO., LTD.	1,564,250	2.06		3,911		2,229		2,229		1,877
SHINHAN FINANCIAL GROUP CO., LTD.	4,369,881	0.92		228,778		194,241		194,241		188,779
SeAH STEEL CORPORATION	610,103	10.17		18,792		23,092		23,092		22,055
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		70,500		70,500		67,658
UNION STEEL Co., Ltd.	1,005,000	9.80		40,212		21,658		21,658		22,110
Macarthur Coal Limited	21,215,700	8.34		420,805		309,816		309,816		249,431
HANJIN SHIPPING CO., LTD.	57,226	0.08		2,354		1,777		1,777		1,185
HANJIN SHIPPING HOLDINGS CO., LTD.	11,033	0.08		298		226		226		151
KB Financial Group Inc.	13,115,837	3.39		574,524		716,125		716,125		783,015
LG Powercom Corporation (*2)	—	—		—		—		—		21,924
LG Telecom Co., Ltd. (*2)	2,671,688	0.96		22,683		20,625		20,625		—
SEOUL SEMICONDUCTOR CO., LTD.	591,000	1.01		24,999		25,768		25,768		—

			~~W~~	3,702,921	~~W~~	3,738,560	~~W~~	3,738,560	~~W~~	3,650,351

(*1)	Certain portion of securities has been pledged as collateral (note 10).

(*2)	In January 2010, LG Powercom Co., Ltd.’s stocks were exchanged with LG Telecom Co., Ltd.’s by merger and accordingly, the differences between the fair values and the acquisition costs at the date of exchange amounting to ~~W~~ 758 million were recognized as gains on disposal of investments.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
(c) Equity method accounted investments as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)					2009		Increase (Decrease)				2010
	Number of	Percentage of	Acqusition					Equity method		Other Increase
Investees (*1)	Shares	Ownership (%)	Cost		Book Value			Profit (Loss)		(Decrease) (*2)	Book Value
Domestic

POSCO E&C Co., Ltd.	27,281,080	89.53	~~W~~	365,789	~~W~~	1,063,089	~~W~~	(5,869)	~~W~~	(10,262)	~~W~~	1,046,958
Posteel Co., Ltd.	17,155,000	95.31		113,393		421,927		2,301		5,070		429,298
POSCON Co., Ltd.	—	—		—		70,990		—		(70,990)		—
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		108,421		(6,896)		—		101,525
POSCO Plant Engineering Co., Ltd. (*4)	2,700,000	100.00		27,052		24,276		344		9,261		33,881
POSCO ICT Co., Ltd. (*3)	4,896,256	72.54		102,571		—		(5,402)		44,650		39,248
POSCO Research Institute	3,800,000	100.00		19,000		23,553		464		—		24,017
Seoung Gwang Co., Ltd.	2,737,000	69.38		28,408		29,928		260		—		30,188
POSCO Architects & Consultants Co., Ltd.	300,000	100.00		1,743		17,734		419		(583)		17,570
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		628,842		24,255		(3,917)		649,180
POSCO Machinery Co., Ltd. (*4)	—	—		—		9,059		—		(9,059)		—
POSTECH Venture Capital Corp.	5,700,000	95.00		28,500		33,779		(239)		122		33,662
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	3,544,200	60.00		41,210		100,535		6,430		(2,780)		104,185
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		23,674		1,776		(638)		24,812
POSMATE Co., Ltd.	214,286	30.00		7,233		12,270		819		(379)		12,710
POSCO Power Corp.	40,000,000	85.71		597,170		649,148		5,686		74,520		729,354
SNNC Co., Ltd.	18,130,000	49.00		90,650		100,655		21,218		(12,481)		109,392
POSCORE Co., Ltd. (*5)	2,030,456	34.20		26,142		—		(689)		28,357		27,668
PNR Co., Ltd.	5,467,686	70.00		27,338		25,720		(5,067)		—		20,653
POSCOAST Co., Ltd.	3,400,000	85.00		70,034		75,603		(1,997)		(51)		73,555
POS-HiMETAL CO., Ltd	1,300,000	65.00		13,000		5,837		(549)		6,500		11,788
POSCO E&E Co., Ltd.	3,480,000	100.00		17,400		17,303		110		—		17,413
Others				5,581		10,523		277		(399)		10,401

				1,936,981		3,452,866		37,651		56,941		3,547,458

Foreign

POSCO America Corporation	374,532	99.45		316,941		113,510		(9,389)		7,212		111,333
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		330,623		10,230		6,737		347,590
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		32,189		1,503		608		34,300
VSC POSCO Steel Corporation (*6)	—	35.00		4,758		7,130		855		(1,548)		6,437
POS-Tianjin Coil Center Co., Ltd. (*6)	—	42.40		8,003		1,416		161		9,190		10,767
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*6)	—	58.60		216,542		283,845		12,835		(9,372)		287,308
Guangdong Pohang Coated Steel Co., Ltd. (*6)	—	87.04		45,503		31,299		4,091		(1,194)		34,196
POSCO (Thailand) Co., Ltd.	12,721,734	85.62		39,677		25,945		1,698		(24)		27,619

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)

(in millions of Won)					2009		Increase (Decrease)				2010
	Number of	Percentage of	Acqusition				Equity method		Other Increase
Investees (*1)	Shares	Ownership (%)	Cost		Book Value		Profit (Loss)		(Decrease) (*2)		Book Value
KOBRASCO	2,010,719,185	50.00		32,950		98,962		4,316		(5,766)		97,512
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		85,521		1,927		(2,292)		85,156
Poschrome (Proprietary) Limited	21,675	25.00		4,859		15,090		(340)		(435)		14,315
POSCO-MKPC SDN. BHD.	25,269,900	44.69		12,574		17,550		(170)		283		17,663
Qingdao Pohang Stainless Steel Co., Ltd. (*6)	—	70.00		71,463		65,982		(955)		(2,184)		62,843
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*6)	—	90.00		31,023		49,429		(75)		(6,865)		42,489
POSCO-China Holding Corp. (*6)	—	100.00		164,418		208,413		15,690		(7,137)		216,966
POSCO-Japan Co., Ltd.	90,438	100.00		50,558		68,436		(3,497)		(2,566)		62,373
POSCO-India Private Ltd.	450,000,000	100.00		110,287		108,538		—		90		108,628
POS-India Pune Steel Processing Centre Pvt. Ltd.	74,787,080	65.00		17,017		15,016		(6,291)		31		8,756
POSCO-Foshan Steel Processing Center Co., Ltd. (*6)	—	39.60		9,408		12,985		(134)		(431)		12,420
Nickel Mining Company SAS	3,234,698	49.00		157,585		189,197		10,662		(20,348)		179,511
POSCO-Vietnam Co., Ltd.	—	85.00		198,578		154,691		(19,929)		(9,701)		125,061
POSCO-Mexico Co., Ltd.	1,304,955,672	84.67		117,950		62,581		(8,781)		1,870		55,670
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.	42,532,980	76.40		9,089		4,373		2,501		33		6,907
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd. (*6)	—	24.00		6,718		11,003		348		(403)		10,948
POSCO Vietnam Processing Center Co., Ltd. (*6)	—	89.58		19,948		11,425		613		3,955		15,993
POSCO (Chongqing) Automotive Processing Center Co., Ltd. (*6)	—	90.00		6,201		8,057		619		(309)		8,367
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*6)	—	25.00		61,961		63,865		7,566		(1,894)		69,537
POSCO Malaysia SDN. BHD. (*7)	16,200,000	60.00		16,524		—		—		—		—
POSCO (Wuhu) Automative Processing Center Co., Ltd. (*6)	—	68.57		10,026		11,533		(1,248)		(421)		9,864
POSCO VST Co., Ltd. (*6)	—	90.00		77,068		71,901		(6,468)		(2,130)		63,303
POSCO Maharashtra Steel Private Limited (*8)	1,138,499	100.00		63,872		—		(890)		63,290		62,400
POSCO India Chennai Steel Processing Cetre PVT Ltd. (*8)	58,209,443	100.00		14,924		—		(911)		14,605		13,694
POSCO Turkey Nilufer Processing Centre Co., Ltd. (*8)	242,444	100.00		19,983		—		(362)		17,913		17,551
POSCO Vietnam Ha Noi Processing Centre Co., Ltd. (*6,8)	—	70.00		5,584		—		127		5,426		5,553
POSCO (Liaoning) Automotive Processing Centre Co., Ltd. (*6,8)	—	90.00		16,952		—		(428)		16,443		16,015
POSCO-Indonesia Jakarta Processing Centre Co., Ltd. (*5)	8,139,119	65.00		2,926		—		1,068		2,898		3,966
Others	—	0.00		21,821		19,847		716		(966)		19,597

				2,061,657		2,180,352		17,658		74,598		2,272,608

			~~W~~	3,998,638	~~W~~	5,633,218	~~W~~	55,309	~~W~~	131,539	~~W~~	5,820,066

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)

(*1)	Due to the difference in the closing schedule of investees’ financial statements, the Company used the unaudited or unreviewed financial statements of these companies as of March 31, 2010, when applying the equity method of accounting.

(*2)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, changes in capital surplus or capital adjustments arising from equity transaction with subsidiaries, changes in capital adjustments arising from translations of financial statements of foreign investees and others.

(*3)	On January 22, 2010, POSCO ICT Co., Ltd. merged with POSCON Co., Ltd.

(*4)	On January 1, 2010, POSCO Plant Engineering Co., Ltd. merged with POSCO Machinery Co., Ltd.

(*5)	These subsidiaries are newly acquired for the three-month period ended March 31, 2010.

(*6)	No shares have been issued in accordance with the local laws or regulations.

(*7)	The equity method of accounting has been suspended for investment in POSCO Malaysia SDN. BHD. as the Company’s net investments have been reduced to zero. Unrecorded changes in equity interest in POSCO Malaysia SDN. BHD. for the three-month period ended March 31, 2010 amounted to ~~W~~2,460 million and the accumulated unrecorded change in the interest prior to 2010 amounted to
~~W~~5,992 million.

(*8)	This investment was reclassified to equity method accounted investment from available-for-sale securities, since its total assets were greater than ~~W~~10,000 million as of December 31, 2009.
(d)	For the three-month period ended March 31, 2010, amortization of goodwill amounted to ~~W~~8,458 million and the realized profit less the elimination of the unrealized profit from intercompany transactions amounted to ~~W~~109,023 million.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
8.	Property, Plant and Equipment
(a)	Changes in property, plant and equipment for the three-month period ended March 31, 2010 are as follows:

	Beginning										Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		Others (*2)		Depreciation		Balance
Land	~~W~~	961,869	~~W~~	—	~~W~~	—	~~W~~	(4,389)	~~W~~	—	~~W~~	957,480
Buildings		1,998,510		18,603		(29)		4,389		(44,845)		1,976,628
Structures		1,479,920		13,405		(537)		—		(30,206)		1,462,582
Machinery and equipment		8,270,432		135,803		(3,078)		—		(446,431)		7,956,726
Vehicles		16,803		319		—		—		(2,106)		15,016
Tools		16,737		334		—		—		(2,025)		15,046
Furniture and fixtures		50,057		5,285		(1)		—		(4,366)		50,975
Capital Lease Assets		9,555		—		—		—		(159)		9,396
Construction-in-progress		3,841,711		951,431		—		(174,797)		—		4,618,345

	~~W~~	16,645,594	~~W~~	1,125,180	~~W~~	(3,645)	~~W~~	(174,797)	~~W~~	(530,138)	~~W~~	17,062,194

(*1)	Includes acquisition cost transferred from construction-in-progress amounting to ~~W~~173,749 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets.
(b)	The Company’s expenditures in relation to construction-in-progress for the expansion of Pohang transporting plates amounted to ~~W~~951,431 million for the three-month period ended March 31, 2010.
9.	Intangible Assets

Intangible assets, net of amortization, as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Intellectual property rights	~~W~~	3,865	3,028
Port facilities usage rights		96,355	100,144
Other intangible assets (*1)		45,593	48,657

	~~W~~	145,813	151,829

(*1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
10.	Pledged Assets
(a)	As of March 31, 2010, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp., amounting to ~~W~~29,776 million and ~~W~~1,929 million, respectively, were provided as collateral to the Gyeongsangbuk-Do Province Office as a guarantee for environmental remediation of POSCO No. 4 disposal site.

(b)	As of March 31, 2010, 2,030,526 shares, equivalent to 18,274,731 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued and 166,307,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samurai bonds issued.

(c)	Guarantees provided by third parties on behalf of the Company as of March 31, 2010 and December 31, 2009 were as follows:

(in millions of Won)	2010			2009
Korea Development Bank	EUR 3,807,743	~~W~~	5,781	EUR 3,964,241	~~W~~	6,637

11.	Other Assets

Other current and other long-term assets as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Other current assets
Short-term loans receivable	~~W~~	6,100	—
Accrued income		72,578	49,987
Advanced payments		140,303	11,943
Prepaid expense		59,773	8,465
Others		1,199	—

	~~W~~	279,953	70,395

Other long-term assets
Log-term loans receivable	~~W~~	28,422	24,554
Guarantee deposits		1,765	1,771
Other investment assets		61,264	62,485

		91,451	88,810
Less: Allowance for doubtful accounts		(653)	(692)

	~~W~~	90,798	88,118

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
12.	Short-Term Borrowings and Current Portion of Long-Term Debts
(a)	Short-term borrowings as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010			2009
Foreign currency borrowings	1.03 ~ 1.75	USD 444,533,331	~~W~~	502,678	369,055,984	~~W~~	430,910

			~~W~~	502,678		~~W~~	430,910

(b)	Current portion of long-term debts as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010			2009
Domestic debentures	5.00	KRW 300,000	~~W~~	300,000	—	~~W~~	—
Loans from foreign financial institutions	2.00	EUR 636,350		966	636,350		1,065

				300,966			1,065

Less: Discount on debentures issued				(862)			—

			~~W~~	300,104		~~W~~	1,065

13.	Long-Term Debts
(a)	Debentures as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Issue date	Maturity	Annual Interest Rate (%)	2010			2009
	Mar. 28, 2006~	Mar. 28, 2011~
Domestic debentures			5.00 ~ 6.52	KRW 2,300,000	~~W~~	2,300,000	2,300,000	2,300,000
	Jan. 20, 2009	Jan. 20, 2014
9th Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05	JPY 50,000,000,000		608,840	50,000,000,000	631,410
Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88	USD 300,000,000		339,240	300,000,000	350,280
Exchangeable bonds (*1)	Aug. 19, 2008	Aug. 19, 2013	—	JPY 52,795,000,000		642,874	52,795,000,000	666,706
Yen dominated FRN	Nov. 11, 2008	Nov. 11, 2011	6 Months Tibor+2.60	JPY 20,000,000,000		243,536	20,000,000,000	252,564
1st Samurai Private Equity Bonds	Dec. 29, 2008	Dec. 29, 2011	6 Months Tibor+1.60	JPY 50,000,000,000		608,840	50,000,000,000	631,410
Global Bonds	Mar. 26, 2009	Mar. 26, 2014	8.75	USD 700,000,000		791,560	700,000,000	817,320

						5,534,890		5,649,690
Add: Premium on bond redemption						9,707		10,067
Less: Current portion						(300,000)		—
Discount on debentures issued						(57,587)		(64,917)

					~~W~~	5,187,010		5,594,840

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)

(*1)	The Company issued exchangeable bonds, which are exchangeable with SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows::

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance date:	JPY 2,867,605,334
Fair value of an exchangeable right as of March 31, 2010:	JPY 480,434,500
ADRs exchangeable as of March 31, 2010:	ADR 18,274,731
Exercise period of exchangeable right:	Commercing ten business days following the issuance date until ten business days prior to maturity date
Exercisable date of put by bondholders:	August 19, 2011
The Company issued exchangeable bonds which is exchangeable with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The Company accounted for these exchangeable bonds as long-term debts under generally accepted accounting principles in the Republic of Korea as if the Company issued the exchangeable bonds.
(b)	Long-term domestic borrowings as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010		2009
Korea Resources Corporation	Representive-Borrowing Rate (*1)-2.25	~~W~~	55,114	55,114
Woori Bank	Representive-Borrowing Rate (*1)-1.25		20,405	20,405

		~~W~~	75,519	75,519

(*1)	Indexed to the average yield of 3-year government bond which is rounded off to the nearest 0.25%.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
(c)	Long-term foreign currency borrowings as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010			2009
Korea National Oil Corporation (*1)	Representive-Borrowing Rate-2.25	USD 4,549,590	~~W~~	5,578	4,549,590	5,578
The Expert-Import Bank of Korea (*2)	4.50	USD 76,500,000		86,506	—	—

			~~W~~	92,084		5,578

(*1)	The borrowing is related to the exploration of gas field in the Aral Sea in Uzbekistan with Korea National Oil Corpoation (“KNOC”) (note 16).

(*2)	The borrowing is related to the Roy Hill iron exploration work in Australia.
(d)	Loans from foreign financial institutions as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
NATIXIS	2.00	EUR	3,807,743	~~W~~	5,781	3,964,241	6,637
Less: Current portion		EUR	(636,350)		(966)	(636,350)	(1,065)

				~~W~~	4,815		5,572

(e)	Aggregate maturities of long-term debts as of March 31, 2010 are as follows:

					Foreign		Loans from
					Currency		Foreign Financial
(in millions of Won)	Debentures (*)		Borrowings		Borrowings		Institutions		Total
March 31,
2010	~~W~~	300,000	~~W~~	—	~~W~~	—	~~W~~	966	~~W~~	300,966
2011		1,352,376		1,878		—		966		1,355,220
2012		500,000		8,591		—		966		509,557
2013		3,052,982		8,696		—		966		3,062,644
Thereafter		339,239		56,354		92,084		1,917		489,594

	~~W~~	5,544,597	~~W~~	75,519	~~W~~	92,084	~~W~~	5,781	~~W~~	5,717,981

(*)	The amount includes premium on bond redemption.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
14.	Accrued Severance Benefits

The changes in accrued severance benefits for the three-month period ended March 31, 2010 and the year ended December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Estimated severance benefits at the beginning of period	~~W~~	784,357	851,391
Provision for severance benefits		72,497	3,320
Payment		(17,669)	(70,354)

Estimated severance benefits at the end of period	~~W~~	839,185	784,357

Transferred to National Pension Fund		(82)	(82)
Deposit for sererance benefits trust		(595,512)	(599,088)

Net balance at the end of period	~~W~~	243,591	185,187

15.	Other Current Liabilities

Other current liabilities as of March 31, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Other current liabilities
Advances received	~~W~~	6,457	25,615
Unearned revenue		2,966	2,012
Accrued other employee benefits		17,532	6,177

	~~W~~	26,955	33,804

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
16.  Commitments and Contingencies
(a)	As of March 31, 2010, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in millions of Won)		2010				2009
Company	Financial Institution	Guaranteed		Won Equivalent		Guaranteed	Won Equivalent
Related companies
POSCO Investment Co., Ltd.		USD	322,000,000			346,000,000
	HSBC	MYR	240,000,000	~~W~~	551,504	280,000,000	~~W~~	607,184
		CNY	630,000,000			630,000,000
POSCO-Vietnam Co., Ltd.	The Export-Import	USD	230,000,000			230,000,000
	Bank of Korea	JPY	4,806,750,000		318,615	4,806,750,000		329,249

					870,119			936,433
Others
Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000		642,874	52,795,000,000		666,706
BX STEEL POSCO Cold		USD	13,800,000			13,800,000
Rolled Sheet Co., Ltd.	Bank of China and others	CNY	251,680,000		57,299	359,180,000		77,554

					700,173			744,260

				~~W~~	1,570,292		~~W~~	1,680,693

(b)	As of March 31, 2010, the Company issued five blank promissory notes to Korea Resources Corporation as collateral for borrowings, and issued six blank promissory notes to KNOC as collateral for foreign currency borrowings.

(c)	The Company entered into a capital lease contract acquiring a ro-ro ship for the exclusive use of transporting plates for ~~W~~1,953 million and US$11,583 thousand, equivalent to 90% of fair value of the ship price, to be redeemed over 12 years.

(d)	As of March 31, 2010, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expense with respect to these lease agreements amounted to ~~W~~1,348 million for the three-month period ended March 31, 2010.

(e)	The Company is involved thirteen lawsuits and claims for alleged damages aggregating to ~~W~~10,217 million as of March 31, 2010 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of March 31, 2010.

(f)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and other raw materials. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of March 31, 2010, 352 million tons of iron ore and 60 million tons of coal remained to be purchased under such long-term contracts.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
(g)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. This agreement provides for periodic price adjustments to market price (Japan JCC), and the ceiling price is applied when the market price exceeds the certain price level provided in the agreement.

(h)	The Company has a bank overdraft agreements of up to ~~W~~200,000 million with Woori Bank and six other banks as of March 31, 2010. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and four other banks for credit lines of up to ~~W~~260,000 million and short-term borrowing agreement of up to ~~W~~150,000 million with Woori Bank.

(i)	As of March 31, 2010, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$1,670 million and US$500 million in foreign short-term borrowings.

(j)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of March 31, 2010 amounted to US$214 million for which the Company is contingently liable upon the issuers’ default.

(k)	The Company entered into commitments of foreign currency long-term borrowings which are limited up to the amount of US$6.86 million and US$3.54 million with KNOC related to the exploration of gas fields in the Aral Sea, Uzbekistan and Namangan-Chust, respectively. The repayment obligation depends on the success of the project. The Company is not liable for the repayment of full or part of money borrowed if the project fails and also the Company has agreed to pay certain portion of its profits under certain conditions as defined by borrowing agreement.

(l)	The Company has provided a supplemental funding agreement as the largest shareholder by the requests from the creditors including Korea Development Bank for seamless funding to POSCO Power Corp. under construction of new power plants.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
17.  Derivatives
(a)	Details of derivatives as of March 31, 2010 are as follows:

	Purpose of	Financial
Type of Transaction	Transaction	Institutions	Description of contract
Embedded derivative (*)	Issuing exchangeable	Investee for	Exchangeable rights
	bonds	exchangeable bonds	for stock

(*)	The Company applied derivative accounting as exchangeable right to investors related to exchangeable bond issued in August 19, 2008 meets certain criteria of embedded derivatives. Fair values of exchangeable right are ~~W~~2,134 million (JPY 168,994,000) as of December 31, 2009 and ~~W~~5,850 million (JPY 480,434,500) as of March 31, 2010. This exchangeable right is included in other long-term liabilities.
(b)	Details of the gains (losses) on derivatives, net for the three-month periods ended March 31, 2010 and 2009 are as follows:

(in millions of Won)	Valuation Gain (Loss)			Transaction Gain (Loss)
Type of Transaction	2010		2009	2010		2009
Currency forward (Swaps)	~~W~~	—	—	~~W~~	—	2,573
Embedded derivative		(3,717)	4,120		—	—

	~~W~~	(3,717)	4,120	~~W~~	—	2,573

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
18.  Stock Appreciation Rights
(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Before the modifications (*)

Number of shares	498,000 shares		60,000 shares		22,000 shares		141,500 shares		218,600 shares		90,000 shares		1,030,100 shares

Exercise price	~~W~~	98,400 per share	~~W~~	135,800 per share	~~W~~	115,600 per share	~~W~~	102,900 per share	~~W~~	151,700 per share	~~W~~	194,900 per share

After the modifications (*)

Grant date	July 23, 2001		April 27, 2002		September 18, 2002		April 26, 2003		July 23, 2004		April 28, 2005

Exercise price	~~W~~	98,900 per share	~~W~~	136,400 per share	~~W~~	116,100 per share	~~W~~	102,900 per share	~~W~~	151,700 per share	~~W~~	194,900 per share

Number of shares granted	453,576 shares		55,896 shares		20,495 shares		135,897 shares		214,228 shares		90,000 shares		970,092 shares

Number of shares cancelled	19,409 shares			—		—		—		—		—	19,409 shares

Number of shares exercised	434,167 shares		55,896 shares		20,495 shares		135,897 shares		143,964 shares		64,000 shares		854,419 shares

Number of shares outstanding		—		—		—		—	71,264 shares		26,000 shares		97,264 shares

Exercise period	July 24, 2003~		April 28, 2004~		Sept. 19, 2004~		April 27, 2005~		July 24, 2006~		April 29, 2007~
	July 23, 2008		April 27, 2009		Sept. 18 2009		April 26, 2010		July 23, 2011		April 28, 2012

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
(b)	Expense (or income) related to stock appreciation rights granted to executives incurred for the three-month period ended March 31, 2010 are as follows:

(in millions of Won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Prior periods	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,896	~~W~~	81,239	~~W~~	31,694	~~W~~	221,625
Current period		—		—		—		(32)		(3,341)		(1,327)		(4,700)

	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,864	~~W~~	77,898	~~W~~	30,367	~~W~~	216,925

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
19.  Selling and Administration Expenses
Details of selling and administrative expenses for the three-month periods ended March 31, 2010 and 2009 are as follows:

	For the three-month periods
	ended March 31
(in millions of Won)	2010		2009
Selling expenses	~~W~~	172,678	154,965
Fees and charges		32,547	28,008
Salaries and wages		35,424	24,412
Advertising		20,274	16,485
Research and development		22,990	7,289
Depreciation		3,655	3,759
Amortization		3,958	3,724
Rent		6,117	4,526
Other employ benefits		12,736	15,152
Provision for severance benefits		10,958	3,397
Supplies		3,471	2,482
Travel		3,692	2,639
Training		3,085	3,309
Repairs		2,819	1,350
Communications		1,900	1,785
Vehicle expenses		1,362	1,361
Taxes and public dues		1,156	1,093
Entertainment		1,322	894
Subscriptions and printing		759	594
Utilities		281	84
Others		5,911	5,389

	~~W~~	347,095	282,697

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
20. Income Taxes
(a)	Income tax expense for the three-month periods ended March 31, 2010 and 2009 are as follows:

(in millions of Won)	2010		2009
Current income taxes (*)	~~W~~	229,470	281,966
Deferred income tax due to temporary differences		85,355	(199,590)
Items charged directly to shareholders’ equity		(39,717)	2,066

	~~W~~	275,108	84,442

(*)	Additional tax payments (or tax returns) arising from finalized tax assessment are added or deducted in current income taxes.
(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the three-month periods ended March 31, 2010 and 2009:

(in millions of Won)	2010		2009
Net income before income tax expense	~~W~~	1,712,343	408,958
Income tax expense computed at statutory rate		414,381	98,962
Adjustments:
Tax credit		(71,982)	(70,278)
Others, net		(67,291)	55,758

Income tax expense	~~W~~	275,108	84,442

Effective rate (%)		16.1%	20.7%

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
(c)	Changes in temporary differences and deferred income taxes for the three-month period ended March 31, 2010 are as follows:

	Accumulated temporary differences				Deferred income tax
(in millions of Won)	Dec. 31, 2009		Inc. (dec.) (*1)	March 31, 2010	Dec. 31, 2009	Inc. (dec.) (*1)	March 31, 2010
Reserve for special repairs	~~W~~	(173,990)	4,675	(169,315)	(39,500)	1,131	(38,369)
Reserve for technology developments		(800,000)	(200,000)	(1,000,000)	(176,000)	(44,000)	(220,000)
Dividend income from related companies		461,399	36,855	498,254	101,508	8,108	109,616
Depreciation expense		(357,064)	(3,303)	(360,367)	(78,445)	(2,616)	(81,061)
Valuation of equity method accounted investments (*2)		(2,147,187)	(149,184)	(2,296,371)	(380,246)	2,734	(377,512)
Prepaid expenses		73,375	6,882	80,257	17,756	1,666	19,422
Impairment loss on property, plant and equipment		35,696	(98)	35,598	7,998	(62)	7,936
Gain on foreign currency translation		190,953	(118,694)	72,259	39,783	(26,191)	13,592
Gain on valuation of available-for-sale securities		(835,211)	98,157	(737,054)	(183,746)	21,594	(162,152)
Loss on valuation of available-for-sale securities		868,159	(182,509)	685,650	190,995	(40,152)	150,843
Tax credit					286,556	12,232	298,788
Others		474,039	(84,822)	389,217	99,140	(19,799)	79,341

		(2,209,831)	(592,041)	(2,801,872)	(114,201)	(85,355)	(199,556)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2009.

(*2)	As the Company is unlikely to dispose of its investee shares within five years, the income tax effect of ~~W~~415,748 million in March 31, 2010 is not recognized as it is not probable that the deferred tax asset will be realized.
(d)	A summary of deferred tax assets and liabilities as of March 31, 2010 are as follows:

(in millions of Won)	Current		Non-current		Total
Deferred tax assets	~~W~~	320,432	~~W~~	717,603	~~W~~	1,038,035
Deferred tax liabilities		(32,294)		(1,205,297)		(1,237,591)

Net deferred tax assets (liabilities)	~~W~~	288,138	~~W~~	(487,694)	~~W~~	(199,556)

(e)	Income tax expense which is directly charged to shareholders’ equity due to changes in valuation of available-for-sale securities for the three-month period ended March 31, 2010 amounted to ~~W~~39,717 million.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
21.	Comprehensive Income
(a)	For the three-month periods ended March 31, 2010 and 2009, comprehensive income are as follows:

(in millions of Won)	2010		2009
Net income	~~W~~	1,437,235	324,516

Gain (loss) on valuation of available-for-sale securities		84,352	(163,939)
Less: tax effect		(18,558)	36,142
Changes in capital adjustments arising from equity method accounted investments		(63,949)	183,709
Less: tax effect		14,516	(24,045)

Comprehensive income	~~W~~	1,453,596	356,383

22.  Earnings Per Share
(a)	Basic earnings per share for the three-month periods ended March 31, 2010 and 2009 were as follows:

(in millions of Won except per share information)	2010		2009
Net income	~~W~~	1,437,235	324,516
Weighted-average number of common shares outstanding (*)		77,032,878	76,569,916

Basic earnings per share	~~W~~	18,657	4,238

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the three-month periods ended March 31, 2010 and 2009:

	2010	2009
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,153,957)	(10,616,919)

Weighted-average number of common shares outstanding	77,032,878	76,569,916

(b)	Basic earnings per share for the year ended December 31, 2009 was ~~W~~41,380.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
23. Related Party Transactions
(a)	As of March 31, 2010, the subsidiaries of the Company are as follows:

Domestic (28)	POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO ICT Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architects & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSTECH Venture Capital Corp, POSTECH 2006 Energy Fund, POSCO Chemtech Company Ltd.(formerly, POSCO Refractories & Environment Co., Ltd.), POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, Metapolis Co., Ltd., POSCORE Co., Ltd., Pohang Fuel Cell Co., Ltd., POSCOAST Co., Ltd., Daimyung TMS Co., Ltd., POS-HiMetal Co., Ltd., POSCO E&E Co., Ltd., Universal Studio Resort Development Co., Ltd.

Foreign (57)	POSCO America Corporation, POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., Dalian POSCO-CFM Coated Steel Co., Ltd., POSCO-CTPC Co., Ltd., POSCO-JKPC Co., Ltd., International Business Center Corporation, POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO (Thailand) Co., Ltd., Myanmar POSCO Steel Co., Ltd., Zhangjiagang Posha Steel Port Co., Ltd., POSCO-JOPC Co., Ltd., POSCO Investment Co., Ltd., POSCO-MKPC SDN. BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co.,Ltd., POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd., POS-Ore Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POSCO E&C (Zhangjiagang) E&C Co., Ltd., POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Private. Ltd., POS-India Pune Steel Processing Centre Pvt. Ltd., POSCO-JNPC Co., Ltd., POSCO-Foshan Steel Processing Center Co. Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-MPC S.A. de C.V., Zhanjiagang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSCO Mexico Co., Ltd., POSCO-India Delhi Steel Processing Centre Pvt. Ltd., POSCO (Chongqing) Automotive Processing Center Co., Ltd., POS-NP Pty. Ltd., POSCO Vietnam Processing Center Co., Ltd., Suzhou pos-core Technology Co., Ltd., POSCO-JYPC Co., Ltd., POSCO-Malaysia SDN. BHD., POS-Minerals Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd., &TV Communications, POSCO-Phillippine Manila Processing Center INC., POSCO VST Co., Ltd. POSCO-Mexico Steel Distribution Center Co., Ltd., POSCO Maharashtra Steel Pvt. Ltd., POSCO India Chennai Steel Processing Centre Pvt Ltd., POSCO Turkey Nilufer Processing Center Co., Ltd., POSCO Vietnam Ha Noi Processing Center Co., Ltd., POSCO (Liaoning) Automotive Processing Center Co., Ltd., POSCO-Indonesia Jakarta Processing Center Co., Ltd.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
(b)	Significant transactions, which occurred in the ordinary course of business, with related companies for the three-month periods ended March 31, 2010 and 2009, and the related account balances as of March 31, 2010 and December 31, 2009 are as follows:

	Sales and others (*1)				Purchase and others (*1)				Receivables (*2)				Payables (*2)
(in millions of Won)	2010		2009		2010		2009		2010		2009		2010		2009
Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	1,636	~~W~~	3,037	~~W~~	565,297	~~W~~	477,687	~~W~~	813	~~W~~	480	~~W~~	258,758	~~W~~	437,818
Posteel Co., Ltd.		247,582		351,607		66,108		36,201		103,875		114,783		6,999		3,484
POSCON Co., Ltd.		—		25		—		45,273		—		12		—		41,085
POSCO Coated & Color Steel Co., Ltd.		151,032		105,792		461		239		166,097		109,615		273		199
POSCO Plant Engineering Co., Ltd.		1,998		269		45,897		52,218		282		9		19,111		22,839
POSCO ICT Co., Ltd.		269		264		88,141		45,875		—		1		49,950		32,086
POSCO Architects & Consultants Co., Ltd.		5		284		10,443		8,456		1		7		2,107		2,557
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		21,005		23,177		131,111		103,978		10,583		6,880		65,400		66,008
Samjung Packing & Aluminum Co., Ltd.		6,355		3,455		58,188		48,607		2,705		1,472		35,023		24,942
POSCORE Co., Ltd.		33,635		30,346		15		1		14,383		11,678		6		24
POSCOAST Co., Ltd.		65,934		—		13,442		—		30,717		17,492		9,741		7,572
POSCO America Corporation		49,986		50,274		—		—		531		531		—		—
POSCO Canada Limited		—		—		25,781		9,572		—		—		—		—
POSCO Asia Co., Ltd.		264,917		265,155		24,017		35,084		26,033		40,548		4,078		1,170
POSCO (Thailand) Co., Ltd.		36,542		10,635		—		—		2,161		1,768		—		—
POSCO-MKPC SDN. BHD.		15,363		4,251		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		18,087		42,995		—		—		1,680		2,353		—		—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		28,667		—		—		—		—		—		—		—
POSCO-Japan Co., Ltd.		193,279		132,467		7,019		5,358		17,578		25,972		14		6,701
POS-India Pune Processing Centre Pvt. Ltd.		37,140		9,239		—		—		—		—		—		1
POSCO-Foshan Steel Processing Center Co., Ltd.		17,257		—		—		—		1		—		—		—
POSCO-MPC S.A. de C.V.		40,311		—		—		—		—		—		—		—
POSCO-Vietnam Co., Ltd.		53,224		—		—		—		2,013		1,934		—		—
POSCO-Mexico Co., Ltd.		47,006		—		—		—		106		—		—		—
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		15,886		828		115		131		—		—		—		—
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		31,151		—		—		—		—		—		—		—
Others		61,133		30,402		25,734		40,562		6,958		5,426		13,002		24,858

		1,439,400		1,064,502		1,061,769		909,242		386,517		340,961		464,462		671,344

Equity method investees
eNtoB Corporation		—		—		59,156		57,755		—		—		4,029		6,561
SNNC Co., Ltd.		427		51		140,595		64,867		189		1,974		42,386		26,963
USS-POSCO Industries		60,476		90,868		54		7		—		18,310		—		—
Poschrome (Proprietary) Limited		—		—		16,187		2,895		—		176		—		—
Guangdong Xingpu Steel Center Co., Ltd.		2,995		10,801		—		—		—		820		—		—
Others		1,666		2,252		—		75		—		—		—		78

		65,564		103,972		215,992		125,599		189		21,280		46,415		33,602

	~~W~~	1,504,964	~~W~~	1,168,474	~~W~~	1,277,761	~~W~~	1,034,841	~~W~~	386,706	~~W~~	362,241	~~W~~	510,877	~~W~~	704,946

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable and other accounts receivable and others; payables include trade accounts and notes payable, other accounts payable and others.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
(c)	For the three-month periods ended March 31, 2010 and 2009, details of compensation to key management officers are as follows:

(in millions of Won)	2010		2009
Salaries	~~W~~	3,728	2,811
Severance benefits		2,267	2,894
Management achievement awards and others		6,780	3,601

Total	~~W~~	12,775	9,306

Key management officers include directors (including non-executive directors) and executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. Other than the compensation which is described above, the Company granted stock appreciation rights to its key management officers. The Company reversed expense related to stock appreciation rights which were decreased by ~~W~~4,700 million and ~~W~~1,607 million for the three-month periods ended March 31, 2010 and 2009, respectively (note 18).
24.	Segment Information

The Company has main plants in Pohang and in Gwangyang in the Republic of Korea. Sales of the plants for the three-month periods ended March 31, 2010 and 2009 were as follows:

(in millions of Won)	2010		2009
Pohang	~~W~~	3,827,071	2,813,543
Gwangyang		3,087,135	3,636,622
Others		35,320	21,138

Total	~~W~~	6,949,526	6,471,303

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
25.	Cost of goods sold

Details of cost of goods sold for the three-month periods ended March 31, 2010 and 2009 are as follows:

	For the three-month periods
	ended March 31
(in millions of Won)	2010		2009
Finished goods, semi-finished goods and by-product
Beginning balance of inventories	~~W~~	1,191,502	2,749,541
Cost of goods manufactured		5,288,693	5,258,358
Tranfer from other assets, net		2,947	69,500
Refund of customs		(5,177)	(2,132)

Ending balance of inventories		(1,340,208)	(2,271,824)
		5,137,757	5,803,443
Others		17,558	12,140

Total	~~W~~	5,155,315	5,815,583

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2010
(Unaudited)
26. The Company’s plan and status for applying K-IFRS
The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force, and it has analyzed the impact of the adoption of K-IFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the results of its operation to the audit committee and management group periodically. Details of action plans and current status for the preparation of K-IFRS as of March 31, 2010 are as follows:

Major activities	Preparation plans	Current status as of March 31, 2010
Analysis of the impact on adption of K-IFRS and managing the separate Task Force Team for the adoption of K-IFRS	Preparation in adopting K-IFRS by managing the separate Task Force Team for the adoption of K-IFRS	1) Established separate Task Force Team for the adoption of K-IFRS in July 2008
2) Completion of first phase of K-IFRS consulting project provided by the accounting firm from August 2008 to March 2009 (Analysis of the impact on adoption of K-IFRS and creating Group GAAP)
3) Performing second phase of K-IFRS consulting project provided by the accounting firm from April 2009 up to January 2010 (Design stand-alone financial closing process with respect to GAAP differences)

Train persons in charge of accounting and related system	Obtaing essential technical knowledge for the adoption of K-IFRS	Training persons in charge at working level of the Company and its subsidiaries regarding the impact of adoption of
K-IFRS and reporting to audit committee and management group from July 2008 up to now.

Modification of system	Modification of the stand-alone financial closing system for application of K-IFRS	Modifying the stand-alone financial closing system as of March 31, 2010